UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4						Washington, D.C. 20549		OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5

1. Name and Address of Reporting Person* GLEASMAN, VERNON E.	2. Issuer Name and Ticker or Trading Symbol TORVEC, INC. ("TOVC")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) 11 POND VIEW DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year DECEMBER 12, 2002		Director X 10% Owner Officer (give) Other (specify below) title below)
(Street) ROCHESTER, NY 14534				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
$.01 PAR VALUE COMMON STOCK	12/12 2002	G		2,800,000	D	----	2,698,141*	D

*Includes 344,066 attributable to ownership by Mrs. Vernon E. Gleasman. Vernon E. Gleasman gifted 1,400,000 common shares to the Vernon E. Gleasman Grandchildren's Trust. Mrs. Gleasman gifted 1,400,000 common shares to the Margaret F. Gleasman Grandchildren's Trust.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                     Potential persons who are to respond to the collection of                                                 ( O v e r )
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FORM 4 (continued)                                  TABLE II-Derivative Securities Acquired, Disposed of, or Beneficiary Owned
                                                                         (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- dquired (A) or Dis- posed of (D (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ (Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Seriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Onwer- ship Form of Deriv- ative Security: Direct (d) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
							Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
COMMON STOCK OPTION	$5.00	10/10 2002	A		275,734		10/10 2002	10/09 2007	$.01 Par Val Common Stock	275,734	$0	275,734	D
NONQUALIFIED STOCK OPTIONS							12/01 1997	11/30 2007	$.01 Par Val Common Stock	25,000	$0	25,000	D*

Explanation of Responses:

*   Exercisable in increments equal to 20% of options granted during each of the first 5 years of option term, on a cumulative basis

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                                                  /S/ VERNON E. GLEASMAN       12/12/02
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                                                             ** Signature of Reporting Person    Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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